-----------                                        -----------------------------
| FORM 5  |                                        |         OMB APPROVAL      |
-----------                                        |---------------------------|
 --                                                |Estimated average burden   |
|  | Check this box if no longer                   |hours per response......0.5|
 --  subject to Section 16, Form 4                 -----------------------------
     or Form 5 obligations may
     continue. See Instruction 1(b).
 --
|  | Form 3 Holdings Reported
 --
 --
|  | Form 4 Transactions Reported
 --

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             ANNUAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                       Section 17(a) of the Public Utility
                           Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person         | 2.   Issuer Name and Ticker
                                                  |      or Trading Symbol
    Hoffman,       Russell            J.          |
--------------------------------------------------|       Seitel, Inc.    SEI
    (Last)          (First)        (Middle)       |
                                                  |-----------------------------
                                                  | 3.   IRS or Social Security
    50 Briar Hollow Lane, West 7th Floor          |      Number of Reporting
--------------------------------------------------|      Person(Voluntary)
                    (Street)                      |
                                                  |
     Houston,       Texas          77027          |
--------------------------------------------------|
     (City)         (State)        (Zip)          |
--------------------------------------------------------------------------------
4.   Statement for Month/Year   December, 1998
--------------------------------------------------------------------------------
5. If Amendment, | 6. Relationship of Reporting Person   | 7.  Individual or
   Date of       |    to Issuer (Check all applicable)   |     Joint/Group
   Original      |        Director             10% Owner |     Filing
   (Month/Day/   |   -----                -----          |
   Year)         |     X  Officer              Other     |  X  Form filed by
                 |   -----                -----          | --- One Reporting
                 | (give title below)   (specify below)  |     Person
                 |                                       |
                 |             Vice President            |     Form filed by
                 |      of Corporate Communications      | --- more than One
                 |                                       |     Reporting Person
--------------------------------------------------------------------------------

                  Table I - Non-Derivative Securities Acquired,
                            Disposed of, or Beneficially Owned

--------------------------------------------------------------------------------
1.   Title of Security                              |  2.   Transaction Date
     (Instr. 3)                                     |       (Month/Day/Year)
----------------------------------------------------|---------------------------
(a)  Common Stock, Par Value $.01                   |
--------------------------------------------------------------------------------
3.   Transaction Code       |  4.  Securities Acquired (A) or Disposed of (D)
     (Instr. 8)             |      (Instr. 3, 4 and 5)
----------------------------|---------------------------------------------------
    Code                    |       Amount     |   (A) or (D)    |   Price
----------------------------|------------------|-----------------|--------------
(a)                         |                  |                 |
--------------------------------------------------------------------------------
5.   Amount of Securities  | 6.   Ownership Form:   | 7.   Nature of Indirect
     Beneficially Owned    |      Direct (D) or     |      Beneficial
     at End of Issuer's    |      Indirect (I)      |      Ownership
     Fiscal Year           |      (Instr. 4)        |      (Instr. 4)
     (Instr. 3 and 4)      |                        |
---------------------------|------------------------|---------------------------
(a)     25,000             |            D           |
--------------------------------------------------------------------------------

             Table II - Derivative Securities Acquired, Disposed of,
                        or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------
1.   Title of Derivative Security           | 2.  Conversion | 3.  Transaction
     (Instr. 3)                             |     or Exercise|     Date (Month/
                                            |     Price of   |     Day/Year)
                                            |     Derivative |
                                            |     Security   |
--------------------------------------------|----------------|------------------
(a)  Options - Right To Buy                 |    15.875      |    12/03/98
--------------------------------------------|----------------|------------------
(b)  Options - Right To Buy                 |    13.9375 (7) |    12/03/98
--------------------------------------------|----------------|------------------
(c)  Warrants - Right To Buy                |    15.875      |    12/03/98
--------------------------------------------|----------------|------------------
(d)  Warrants - Right To Buy                |    13.9375 (7) |    12/03/98
--------------------------------------------|----------------|------------------
(e)  Warrants - Right To Buy                |      (3)       |
--------------------------------------------|----------------|------------------
(f)  Warrants - Right To Buy                |    11.75       |
--------------------------------------------|----------------|------------------
                                            |                |
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4.   Transaction   |  5.   Number of Derivative  | 6.   Date Exercisable and
     Code          |       Securities Acquired   |      Expiration Date
    (Instr. 8)     |                             |      (Month/Day/Year)
-------------------|-----------------------------|------------------------------
     T             |     (A)     |     (D)       |   Date        | Expiration
                   |             |               | Exercisable   |      Date
-------------------|-------------|---------------|---------------|--------------
(a) D (4)          |             |   18,897      |     (1)       |  04/23/08
-------------------|-------------|---------------|---------------|--------------
(b) A (5)          |   18,897    |               |     (6)       |  04/23/08
-------------------|-------------|---------------|---------------|--------------
(c) D (4)          |             |   81,103      |     (1)       |  04/23/08
-------------------|-------------|---------------|---------------|--------------
(d) A (5)          |   81,103    |               |     (6)       |  04/23/08
-------------------|-------------|---------------|---------------|--------------
(e)                |             |               |     (2)       |  04/23/08
-------------------|-------------|---------------|---------------|--------------
(f)                |             |               |   10/02/98    |  10/02/03
-------------------|-------------|---------------|---------------|--------------
                   |             |               |               |
--------------------------------------------------------------------------------
7.   Title and Amount of Underlying                 |  8.   Price of
     Securities (Instr. 3 and 4)                    |       Derivative
----------------------------------------------------|       Security
             Title                 |Amount or Number|       (Instr. 5)
                                   |   of Shares    |
-----------------------------------|----------------|---------------------------
(a)  Common Stock                  |   18,897       |
-----------------------------------|----------------|---------------------------
(b)  Common Stock                  |   18,897       |
-----------------------------------|----------------|---------------------------
(c)  Common Stock                  |   81,103       |
-----------------------------------|----------------|---------------------------
(d)  Common Stock                  |   81,103       |
-----------------------------------|----------------|---------------------------
(e)  Common Stock                  |  150,000       |
-----------------------------------|----------------|---------------------------
(f)  Common Stock                  |   25,000       |
-----------------------------------|----------------|---------------------------
                                   |                |
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
9.   Number of Derivative   | 10.  Ownership Form   | 11.  Nature of Indirect
     Securities Beneficially|      of Derivative    |      Beneficial
     Owned at End of Month  |      Security: Direct |      Ownership
     (Instr. 4)             |      (D) or Indirect  |      (Instr. 4)
                            |      (I) (Instr. 4)   |
----------------------------|-----------------------|---------------------------
(a)          0              |          D            |
----------------------------|-----------------------|---------------------------
(b)     18,897              |          D            |
----------------------------|-----------------------|---------------------------
(c)          0              |          D            |
----------------------------|-----------------------|---------------------------
(d)     81,103              |          D            |
----------------------------|-----------------------|---------------------------
(e)    150,000              |          D            |
----------------------------|-----------------------|---------------------------
(f)     25,000              |          D            |
----------------------------|-----------------------|---------------------------
                            |                       |
--------------------------------------------------------------------------------



Explanation of Responses:

1. Options have 10 year terms from date of grant of 4/23/98, 0% exercisable on date of grant, 33% exercisable on first anniversary, 66% exercisable on second anniversary, 100% exercisable upon third anniversary.

2.   Warrants vest as follows:

     (i)  the first 50,000 warrants vest upon an increase in the p/e multiple of
          5.0 or more over the base multiple of 15.119;

     (ii) an additional 50,000 warrants vest upon an increase in the p/e multiple of 10.0 or more over the base multiple of 15.119; and

    (iii) the final 50,000 warrants vest upon an increase in the p/e multiple of
          15.0 or more over the base multiple of 15.119.

     Such vesting will be effective as of January 2 of the year following the year to which such multiple increase relates.

3. The exercise price equals the closing price of the common stock on the vesting date as described in Note 2 above.

4. Cancellation of option/warrant in connetion with grant of replacement option/warrant.

5.   The   reported   transaction   involved   the   repricing  of  an  existing
     option/warrant. The vesting terms were not amended.

6. Vesting of this replacement option/warrant is tied to the date of grant of the original option/warrant (4/23/98) as follows: 33% exercisable on 4/23/99, 66% exercisable on 4/23/00 and 100% exercisable on 4/23/01.

7. The exercise price will be $11.9375 if the Company is acquired prior to the exercise or expiration of the option or warrant.


                                   /s/ Russell J. Hoffman
                                   by Marcia Kendrick                  02/12/99
                                  ---------------------------------  -----------
                                  **Signature of Reporting Person        Date


** Intentional misstatements or omission of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).